Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Appoints Chang Su as Chief Operating Officer
Shanghai, China, January 4, 2011 (GLOBE NEWSWIRE) — China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading economy hotel chain operator in China, today announced the appointment of Mr. Chang Su as chief operating officer, effective January 4, 2011.
Mr. Su has more than 15 years of working experience with multinational companies in operations management. Prior to joining the Company, Mr. Su was chief operating officer of LuckyPai (Cayman) Limited, a prime TV Shopping channel in China, from 2006 to 2010. Prior to that, he worked for China Resources Vanguard Co., Ltd., one of the largest retailers in China, as a senior director of pre-opening & operations and for OBI (China) Management System Co., Ltd as a vice president. Mr. Su also served at Costco Wholesale Corporation (USA) for four years in several senior management positions for Asian markets. Mr. Su obtained an MBA from Yale School of Management in the U.S.A., a Master of Science degree in Electrical Engineering from Colorado State University in the U.S.A., and a Bachelor of Science degree in Biomedical Engineering from Shanghai Jiao Tong University in China.
“We are pleased to have Mr. Chang Su joining our executive team, as we continue to strengthen our management capabilities to support the needs of our fast-growing business,” said Mr. Matthew Zhang, Chief Executive Officer of China Lodging Group. “We plan to operate and manage more than 1,000 hotels in 100 cities by 2013. I trust that Mr. Su’s extensive experience in chain operations will help us improve our operation quality, productivity and profitability as the network expands.”
About China Lodging Group, Limited
China Lodging Group, Limited (the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of September 30, 2010, the Company had 368 hotels and 42,750 rooms in 55 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.